March 18, 2013

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Comment Letter Dated March 4, 2013 (received via e-mail)
International Speedway Corporation
Form 10-K for the fiscal year ended November 30, 2012
Filed January 25, 2013
File No. 0-02384

Ladies and Gentlemen:

We have received and reviewed the referenced comment letter. We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff's comments and requests for supplemental information are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we,” “our,” “Company,” and “ISC” shall mean International Speedway Corporation and its consolidated subsidiaries.

Responses to Comments and Requests for Supplemental Information.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 33

1.    Please revise your liquidity section, including your cash flow analysis, to cover the three-year period in your financial statements. You should consider using year-to-year comparisons or any other formats that in your judgment enhance a reader's understanding. Please confirm your understanding of this matter and that you will revise your liquidity discussion, accordingly. Refer to Instruction 1 to Item 303(A) of regulation S-K.

Company Response:    We confirm our understanding of Instruction 1 to Item 303(A) of Regulation S-K and in future filings we will revise our liquidity section, including our cash flow analysis, to cover the three-year period in our financial statements.

Financial Statements, page 39

Consolidated Statements of Cash Flows, page 45

2.    Please explain and reconcile for us the difference in the amount presented as an adjustment to net income for the impairment/loss on disposal of long-lived assets of $8,055 within operating activities to the amount presented on the face of the income statement of $11,143 for the impairment/loss on disposal of long-lived assets as of the fiscal year ended November 30, 2012.

Company Response:    The difference in the amounts on our Consolidated Statements of Cash Flows - Operating Activities to the amount presented on the face of the Consolidated Statements of Operations presented as impairments/losses on disposal of long-lived assets as of the fiscal year ended November 30, 2012 consists of cash paid in connection with the demolition/removal of the related assets disposed. A reconciliation of the difference is as follows (in thousands):

Loss on disposals of long-lived assets	$11,143
Cash portion included in loss on disposals	3,088
Non-cash loss on disposals of long-lived assets	$8,055

Notes to Consolidated Financial Statements, page 46

Note 4 - Impairment of Long-Lived Assets, page 50

3.    We refer to your response to comment one in your letter dated July 19, 2012. In light of the fact that you continue to have certain assets that are measured at fair value on a non-recurring basis, please revise the notes to your financial statements to include all of the disclosures required by ASC 820-10-50-5 beginning with your next Form 10-Q for the quarter ended February, 28, 2013.

Company Response:    As the impaired assets were disposed of in the same accounting period as the impairment was recorded, the measurement of the loss did not require any fair value measurements. To the extent we have assets that are measured at fair value on a non-recurring basis, we will include all of the disclosures required by ASC 820-10-50-5.

Item 9A. Controls and Procedures, page 64

4.    In accordance with Item 308(c) of Rule S-K, please disclose any change(s) in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Company Response: There were no changes in our internal control over financial reporting during our fourth quarter ended November 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We will revise our future filings to include this statement as appropriate.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings.

The Company also acknowledges that it is the position of the Commission and the staff that:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Conclusion

As noted above we will revise the disclosures provided in our future filings. We have attempted to respond fully and completely to each of your comments and requests for supplemental information. If you have any questions concerning our responses, please contact us.

Sincerely,

/s/ Daniel W. Houser

Daniel W. Houser
Senior Vice President, Chief Financial Officer
and Treasurer